File No.  333-27491
                                                             CIK #1025209


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust:          Van Kampen American Capital Equity
                                   Opportunity Trust, Series 63

B.   Name of Depositor:            Van Kampen American Capital
                                   Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

      Chapman  and Cutler          Van Kampen American Capital
                                   Distributors, Inc.
      Attention: Mark J. Kneedy    Attention: Don G. Powell, Chairman
      111 West Monroe Street       One Parkview Plaza
      Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E.   Title  and  amount  of securities being registered:   An  indefinite
     number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F.    Proposed  maximum offering price to the public  of  the  securities
      being registered:            Indefinite

G.   Amount of registration fee:   Not Applicable

H.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on June 24, 1997 pursuant to Rule 487.


          Van Kampen American Capital Equity Opportunity Trust
                                Series 63

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                     )   Prospectus Front Cover Page

    (b)  Title of securities issued        )   Prospectus Front Cover Page

 2. Name and address of Depositor          )   Summary of Essential Financial
                                           )   Information
                                           )   Trust Administration

 3. Name and address of Trustee            )   Summary of Essential Financial
                                           )   Information
                                           )   Trust Administration

 4. Name and address of principal          )   *
      underwriter

 5. Organization of trust                  )   The Trust

 6. Execution and termination of           )   The Trust
      Trust Indenture and Agreement        )   Trust Administration

 7. Changes of Name                        )   *

 8. Fiscal year                            )   *

 9. Material Litigation                    )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding          )   The Trust
      trust's securities and               )   Taxation
      rights of security holders           )   Public Offering
                                           )   Rights of Unitholders
                                           )   Trust Administration

11. Type of securities comprising          )   Prospectus Front Cover Page
      units                                )   The Trust
                                           )   Trust Portfolio

12. Certain information regarding          )   *
      periodic payment certificates        )

13. (a)  Loan, fees, charges and expenses  )   Prospectus Front Cover Page
                                           )   Summary of Essential Financial
                                           )   Information
                                           )   Trust Portfolio
                                           )
                                           )   Trust Operating Expenses
                                           )   Public Offering
                                           )   Rights of Unitholders

    (b)  Certain information regarding     )
           periodic payment plan           )   *
           certificates                    )

    (c)  Certain percentages               )   Prospectus Front Cover Page
                                           )   Summary of Essential Financial
                                           )   Information
                                           )
                                           )   Public Offering
                                           )   Rights of Unitholders

    (d)  Certain other fees, expenses or   )   Trust Operating Expenses
           charges payable by holders      )   Rights of Unitholders

    (e)  Certain profits to be received    )   Public Offering
           by depositor, principal         )   *
           underwriter, trustee or any     )   Trust Portfolio
           affiliated persons              )

    (f)  Ratio of annual charges           )   *
           to income                       )

14. Issuance of trust's securities         )   Rights of Unitholders

15. Receipt and handling of payments       )   *
      from purchasers                      )

16. Acquisition and disposition of         )   The Trust
      underlying securities                )   Rights of Unitholders
                                           )   Trust Administration

17. Withdrawal or redemption               )   Rights of Unitholders
                                           )   Trust Administration
18. (a)  Receipt and disposition           )   Prospectus Front Cover Page
           of income                       )   Rights of Unitholders

    (b)  Reinvestment of distributions     )   *

    (c)  Reserves or special Trusts        )   Trust Operating Expenses
                                           )   Rights of Unitholders
    (d)  Schedule of distributions         )   *

19. Records, accounts and reports          )   Rights of Unitholders
                                           )   Trust Administration

20. Certain miscellaneous provisions       )   Trust Administration
      of Trust Agreement                   )

21. Loans to security holders              )   *

22. Limitations on liability               )   Trust Portfolio
                                           )   Trust Administration
23. Bonding arrangements                   )   *

24. Other material provisions of           )   *
    Trust Indenture Agreement              )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor              )   Trust Administration

26. Fees received by Depositor             )   *

27. Business of Depositor                  )   Trust Administration

28. Certain information as to              )   *
      officials and affiliated             )
      persons of Depositor                 )

29. Companies owning securities            )   *
      of Depositor                         )

30. Controlling persons of Depositor       )   *

31. Compensation of Officers of            )   *
      Depositor                            )

32. Compensation of Directors              )   *

33. Compensation to Employees              )   *

34. Compensation to other persons          )   *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities     )   Public Offering
      by states                            )

36. Suspension of sales of trust's         )   *
      securities                           )
37. Revocation of authority to             )   *
      distribute                           )

38. (a)  Method of distribution            )
                                           )
    (b)  Underwriting agreements           )   Public Offering
                                           )
    (c)  Selling agreements                )

39. (a)  Organization of principal         )   *
           underwriter                     )

    (b)  N.A.S.D. membership by            )   *
           principal underwriter           )

40. Certain fees received by               )   *
      principal underwriter                )

41. (a)  Business of principal             )   Trust Administration
           underwriter                     )

    (b)  Branch offices or principal       )   *
           underwriter                     )

    (c)  Salesmen or principal             )   *
           underwriter                     )

42. Ownership of securities of             )   *
      the trust                            )

43. Certain brokerage commissions          )   *
      received by principal underwriter    )

44. (a)  Method of valuation               )   Prospectus Front Cover Page
                                           )   Summary of Essential Financial
                                           )   Information
                                           )   Trust Operating Expenses
                                           )   Public Offering
    (b)  Schedule as to offering           )   *
           price                           )

    (c)  Variation in offering price       )   *
           to certain persons              )

46. (a)  Redemption valuation              )   Rights of Unitholders
                                           )   Trust Administration
    (b)  Schedule as to redemption         )   *
           price                           )

47. Purchase and sale of interests         )   Public Offering
      in underlying securities             )   Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of         )   Trust Administration
      Trustee                              )

49. Fees and expenses of Trustee           )   Summary of Essential Financial
                                           )   Information
                                           )   Trust Operating Expenses

50. Trustee's lien                         )   Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's        )   Cover Page
      securities                           )   Trust Operating Expenses

52. (a)  Provisions of trust agreement     )
           with respect to replacement     )   Trust Administration
           or elimination portfolio        )
           securities                      )

    (b)  Transactions involving            )
           elimination of underlying       )   *
           securities                      )

    (c)  Policy regarding substitution     )
           or elimination of underlying    )   Trust Administration
           securities                      )

    (d)  Trustamental policy not           )   *
           otherwise covered               )

53. Tax Status of trust                    )   Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during              )   *
      last ten years                       )

55.                                        )
56. Certain information regarding          )   *
57.   periodic payment certificates        )
58.                                        )

59. Financial statements (Instructions)    Report of Independent Certified
      1(c) to Form S-6)                    )   Public Accountants
                                           )   Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required

June 24, 1997

China Consumer Opportunity Trust, Series 1

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 63 (the "Fund" ) is comprised of one underlying unit investment trust designated as the China Consumer Opportunity (the "Trust" ). The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of common stocks issued by companies which International Assets Advisory Corp. (the "Managing Underwriter" ) believes have substantial present or future potential opportunities in the China region consumer products and services sector (the "Equity Securities" or "Securities" ). See "Trust
Portfolio." The Securities are common stocks of foreign issuers. The foreign common stocks which are traded on a foreign securities exchange are referred to herein as the "Foreign Securities." Unless terminated earlier, the Trust will terminate on June 24, 2004 (the "Mandatory
Termination Date" ) and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for the relevant currency on the Initial Date of Deposit.

Objective of the Trust. The objective of the Trust is to provide the potential for above-average total return primarily through potential capital appreciation with dividend income playing a lesser role. See "Objectives and Securities Selection." There is, of course, no guarantee that the objective of the Trust will be achieved.

Public Offering Price. The Public Offering Price of the Units of the Trust includes the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge of 5.5% of the Public Offering Price and the maximum deferred sales charge ($0.30 per Unit). The monthly deferred sales charge ($0.05 per Unit) will begin accruing on a daily basis on December 24, 1997 and will continue to accrue through June 23, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing January 24, 1998 and will be charged on the 24th day of each month thereafter through June 24, 1998. Unitholders will be assessed only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 5.5% of the Public Offering Price (5.820% of the aggregate value of the Securities less the deferred sales charge), subject to reduction as set forth in "
Public Offering--General." The Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side value of the currency exchange rate for the relevant currency expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions. The sales charge is reduced on a graduated scale for sales involving at least 10,000 Units. If Units were available for purchase at the close of business on the day before on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial
Information." The minimum purchase is 500 Units (100 Units for a tax-sheltered retirement plan). See "Public Offering."

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately six months after the Initial Date of Deposit, deposit additional Securities in the Trust as provided under "The Trust."

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated distribution will be approximately $.05 per Unit and will be made on December 25, 1997 to Unitholders of record on December 10, 1997. Any distribution of income and/or capital will be net of the expenses of the Trust. See " Taxation." Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."


Secondary Market for Units. Although not obligated to do so, International Assets Advisory Corp. (the "Managing Underwriter" ) currently intends to maintain a market for Units of the Trust and offer to repurchase Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units."

Termination. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination."


Portfolio Supervision. Global Assets Advisors, Inc. ("Global Assets
Advisors" ) is the Supervisor for the Trust and will provide research and perform portfolio supervisory services for the Trust. Global Assets Advisors provides expertise in equity research on individual foreign equity securities, emerging markets and the foreign equity security markets in general.


Reinvestment Option. Unitholders may have the opportunity to have their distributions reinvested into additional Units of the Trust, if Units are available at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer, exchange control restrictions impacting foreign issuers and risks related to an investment in companies that do business or are traded in China or its territorial possessions. For certain risk considerations related to the Trust, see "Risk Factors." Units of the Trust are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of the principal amount invested.


SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
At the Close of the Relevant Stock Market on: June 24, 1997

Managing Underwriter:  International Assets Advisory Corp.
             Sponsor:  Van Kampen American Capital Distributors, Inc.
          Supervisor:  Global Assets Advisors, Inc.
           Evaluator:  American Portfolio Evaluation Services
                       (A division of an affiliate of the Sponsor)
             Trustee:  The Bank of New York

GENERAL INFORMATION

Number of Units <F1>......................................................       15,000
Fractional Undivided Interest in the Trust per Unit <F1>..................     1/15,000
Public Offering Price: ...................................................
 Aggregate Value of Securities in Portfolio <F2>.......................... $    144,764
 Aggregate Value of Securities per Unit................................... $       9.65
 Maximum Sales Charge <F3>................................................ $        .54
 Less Deferred Sales Charge............................................... $        .30
 Public Offering Price per Unit <F3><F4><F5>.............................. $       9.89
Redemption Price per Unit <F6>............................................ $       9.31
Initial Secondary Market Repurchase Price per Unit <F6>................... $       9.35
Excess of Public Offering Price per Unit over Redemption Price per Unit... $        .58
Calculation of Estimated Net Annual Dividends per Unit <F7>:..............
 Estimated Gross Annual Dividends per Unit................................ $     .15968
 Less: Estimated Annual Expense per Unit.................................. $     .02483
 Estimated Net Annual Dividends per Unit.................................. $     .13485

Supervisor's Annual Supervisory Fee...Maximum of $.007 per Unit
Evaluator's Annual Evaluation Fee.....Maximum of $.0025 per Unit
Mandatory Termination Date............June 24, 2004
                                      The Trust may be terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust's deposits has exceeded $15,000,000, then the Trust
Minimum Termination Value.............may be terminated if the net asset value of the Trust is less than $3,000,000.

Trustee's Annual Fee <F8>......................$.008 per Unit
Income and Capital Account Record Date.........Tenth day of December
Income and Capital Account Distribution Date...Twenty-fifth day of December
Evaluation Time................................Generally 4 a.m. New York time

----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of the Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly from the amounts indicated above.

<F2>Each Equity Security listed on a national or foreign securities exchange is valued at the closing sale price, or if an Equity Security is not so listed, at the closing ask price thereof. The aggregate value of Securities in the Trust is based on the U.S. dollar value of the Foreign Securities based on the offering side value of the related currency exchange rate at the Evaluation Time on the date of this "Summary of Essential Financial Information" .

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 5.5% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.30 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.05 per Unit per month which will begin accruing on a daily basis on December 24, 1997 and will continue to accrue through June 23, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing January 24, 1998 and will be charged on the 24th day of each month thereafter through June 24, 1998. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 5.5% of the Public Offering Price (5.820% of the aggregate value of the Securities in the Trust less the deferred sales charge). See the "Fee Table" below and "Public Offering--Offering
Price" .

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F5>Commencing on June 24, 1998, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 5.0% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent June 24 to a minimum sales charge of 3.0%. See "
Public Offering."

<F6>The Redemption Price per Unit and the Secondary Market Repurchase Price per
Unit are reduced by the unpaid portion of the deferred sales charge. The Redemption Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the bid side value of the related currency exchange rate expressed in U.S. dollars.

<F7>Estimated annual dividends are based on the most recently declared dividends, or on the most recent interim and final dividends declared, taking into consideration any applicable foreign withholding tax. Estimated Annual
Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.

<F8>The Trustee will receive additional annual compensation, payable in monthly installments, of $.30, $.80 and $.40 per $1,000 of market value of the Equity Securities traded on the Hong Kong, Shenzhen and Singapore securities exchanges, respectively, and held in a sub-custodian account at month end.


FEE TABLE

--------------------------------------------------------------------------
This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering--Offering Price" and "Trust Operating
Expenses" . Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. Investors should note that while this example is based on the public offering price and the estimated fees for the Trust, the actual public offering price and fees could vary from the estimated amounts below.


                                                                                                                         Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit) (as a percentage of offering price)                  100 Units
                                                                                                                     --------------
 Initial Sales Charge Imposed on Purchase <F1>............................................................ 2.50%     $        25.00
 Deferred Sales Charge <F2>............................................................................... 3.00%              30.00
                                                                                                           ------------------------
 Maximum Sales Charge..................................................................................... 5.50%     $        55.00
                                                                                                           ========================
 Maximum Sales Charge Imposed on Reinvested Dividends <F3>................................................ 3.00%     $        30.00
                                                                                                           ========= ==============
Estimated Annual Trust Operating Expenses (as of the Initial Date of Deposit) (as a percentage of aggregate value)
 Trustee's Fee ........................................................................................... 0.083%    $         0.80
 Portfolio Supervision and Evaluation Fees ............................................................... 0.098%              0.95
 Other Operating Expenses ................................................................................ 0.076%              0.73
                                                                                                           --------- --------------
 Total.................................................................................................... 0.257%    $         2.48
                                                                                                           ========= ==============

Example

                                                                                   Cumulative Expenses Paid for Period of:
                                                                                   ------------------------------------------------
                                                                                      1 Year     3 Years     5 Years     10 Years
                                                                                   ----------- ----------- ----------- ------------
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period                     $        58 $        64 $        70 $        N/A


The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange
Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered as a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

----------

<F1>The Initial Sales Charge is actually the difference between the Maximum Sales
Charge (5.50% of the Public Offering Price) and the maximum deferred sales charge ($0.30 per Unit) and would exceed 2.50% if the Public Offering Price exceeds $10 per Unit.

<F2>The actual fee is $0.05 per Unit per month, irrespective of purchase or redemption price, deducted over the six months commencing January 24, 1998. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 3.00%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 3.00%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

<F3>Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .

THE TRUST

--------------------------------------------------------------------------
Van Kampen American Capital Equity Opportunity Trust, Series 63, which is comprised of one unit investment trust, China Consumer Opportunity Trust, Series 1, was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van
Kampen American Capital Distributors, Inc., as Sponsor, Global Assets Advisors, Inc., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of equity securities issued by companies which International Assets Advisory Corp. believes have substantial present or future potential opportunities in the China region consumer products and services sector.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.

Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase Securities into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in the Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Managing Underwriter, or until the termination of the Trust Agreement.

OBJECTIVE AND SECURITIES SELECTION

--------------------------------------------------------------------------
The objective of the Trust is to provide the potential for above-average total return primarily through potential capital appreciation with dividend income playing a lesser role. There is, of course, no assurance that the Trust (which includes expenses and sales charges) will achieve its objective. The Equity Securities selected for deposit in the Trust were chosen by International Assets Advisory Corporation ("IAAC" ), the Managing Underwriter.

In many ways China is a consumer marketer's dream. A combination of pentup demand for consumer goods, rising incomes and a revival of traditional Chinese mores, which place high value on the accumulation and expression of wealth, is precipitating a consumer boom in the world's most populated nation.

Thirty-five years of a production-driven communist economic system (from roughly 1950-1985) in which the party line deemed consumer products frivolous has created tremendous pent-up desire for consumer goods. At the same time, China's stellar economic growth--averaging 10.2% annually in the decade 1984-1994--is augmenting household incomes, giving consumers the money they need to purchase the plethora of new products that are arriving on the shelves." Source: Statistics Bureau, Economist Intelligence Unit(c)
Consumer Marketing in China, 1996. Reproduced by permission of the Economist Intelligence Unit, 111 West 57th Street, New York, New York 10019.

Total area in China is 9.6 million square miles, slightly larger than the U.S., but with a population of 1.2 billion people, or almost five times that of the United States. China borders 15 countries, with 14,000 miles of land boundaries and 8,200 miles of coastland.

              Population     Economic Growth    GDP $ U.S. Trillion
                (million)         1980-1995*                   1995
           -------------- ------------------ ----------------------
China      1221           325%               0.693
U.S.       283            42%                7.25
Japan      125            60%                5.11
Germany    82             50%                2.41
*Chg. GDP 1990 local prices (source:  IMF)

China is now the most populous nation on earth and, if current growth rates continue, it will within little more than two decades become its largest economy.

                                       1990     1995    (Estimated) 2000
                                   -------- -------- -------------------
Total Population (billion)         1.14     1.23     1.3
Population Growth Rate             1.50%    1.30%    1.20%
Age Profile (% of population)
   0-14                            27.6     27       26.5
   15-64                           66.4     66.8     67.1
   65 and Over                     6        6.2      6.4
Life Expectancy (yrs)
   Male                            66       67       68
   Female                          69       70       71
Literacy Rate (% of population)    73.5     75       77
Labor Force (millions)             562      609      651
Source:  Statistics Bureau, Economist Intelligence Unit(c)  Consumer
Marketing in China, 1996. Reproduced by permission of the Economist
Intelligence Unit, 111 West 57th Street, New York, New York  10019.

Since 1978, China's leaders have been moving the economy from a centrally planned to market oriented economy, albeit at their own pace and of their own definition: "Socialism with Chinese Characteristics" , which has meant more market-oriented characteristics. Thus the late Deng Xiaoping's statement in May of 1988: "Socialism is not about being poor, but being rich together." Of course, while the Chinese government has begun to accept economic reforms, investors should be aware that there can be no assurance that these reforms will continue or that additional reforms will occur in the future.

China's private (non-state) sector has grown rapidly in recent years. By the end of 1995, the number of privately operated enterprises exceeded 600,000 (over six times the 1990 figure) employing 55.7 million workers. In 1996, about 72% of China's retail consumer goods and 57% of China's industrial output were produced by non-state enterprises (including collective and private owned enterprises). In rural agriculture areas, where 70% of the population still works and lives, more responsibility has been given to the individual household, helping to liberate this sector from government intervention. The above move is a major market move from a developing economy. For example, in 1980 there were 15 cities with a population over one million. In 1995, there were 32. The Ministry of Construction announced that it expects to establish 432 new cities over the next 15 years and anticipates that the number of towns will surge from 48,000 to 68,000. Of course, there can be no assurance that these trends will continue or occur during the life of the Trust.

Now the urban population represents about 360 million, some 30% of the country's total, up from 20% in 1985, and that percentage continues to grow. The state statistical bureau estimates that the urban population will rise to 36% of the population by the year 2000, while the United Nations Development Program predicts the figure will be close to 50%. Additionally, there is a fringe or suburban population bordering on urban areas with a population estimated at about 380 million, and whose average per capita income is only slightly lagging behind that of the urban population.

Urbanization has been especially significant to the consumer products industry. China's urban population has a much higher income level than the rural population, at about $570 per annum, and the urban consumer is much easier to access geographically, particularly considering the current inefficiency of China's transportation/distribution infrastructure, particularly in rural areas.

                                                                Urban       Rural
                                                          ----------- -----------
Average people per household                                     3.28        4.54
Average employees per household                                  1.88        2.59
Persons supported per wage earner                                1.74        1.57
Annual income per capita                                     3502 Rmb    1789 Rmb
Annual per-capita income available for living expenses       3179 Rmb    1221 Rmb
Annual living expenditure per capita                         2851 Rmb    1017 Rmb
Source:  Statistics Bureau, Economist Intelligence Unit(c)  Consumer Marketing
in China, 1996. Reproduced by permission of the Economist Intelligence Unit, 111
West 57th Street, New York, New York  10019.

Thirty five years under communism during which the Communist party deemed consumer products a frivolous luxury created desire among the populace for consumer goods. With economic reform, China's GDP grew an average of 10.2% annually from 1984 to 1994, helping to provide Chinese families with the economic wherewithal to begin purchasing newly available consumer products.

Chinese households have typically saved a large percentage of their income, estimated at about 18%, and significantly higher among the urban population. This savings, among other things, is often targeted to funding future " big-ticket" purchases. Additionally, multi-generational households are the norm, with 20% of all national households including three generations. Such households may have four workers and one or no dependents. With four incomes, spending cash for a refrigerator or a TV may come within their reach.

The urban, consumer population appears to be growing much more sophisticated in their shopping habits. For example, in 1985, only 4.4% of Chinese households owned TVs, while over 42% of Chinese households now own TVs, including 95% of urban households. Now that most urban households have access to television, they are increasingly exposed to a new consumer-oriented mentality. Obviously, many urban households are now for the first time in their lives viewing television commercials advertising new consumer products. Annual Chinese television advertising expenditures are reaching one billion dollars annually, up from $24 million in 1985. One example: A five-second daily advertisement following the national 7 o'clock news running through 1997 was bought for $39 million by a Chinese liquor company, hoping to reach China's mass consumer audience.

Nationwide Ownership of Goods       (%)    Nationwide Ownership of Goods    (%)
-------------------------------- ------ -------------------------------- ------
Bicycle                          81     Gas Stove                        23
Electric Fan                     63     Camera                           14
Radio                            58     Stereo                           23
B&W TV                           54     Walkman                          12
Color TV                         40     VCR                              12
Rice Cooker                      39     Telephone                        15
Washing Machine                  36     Motorcycle                       6
Refrigerator                     25     Vacuum                           6
Source:  Gallup, 1995 as reproduced in State Statistics Bureau, Economist
Intelligence Unit(c)  Consumer Marketing in China, 1996. Reproduced by
permission of the Economist Intelligence Unit, 111 West 57th Street, New York,
New York  10019.

According to the U.S. State Department, the size of the Chinese cosmetics and toiletries market grew from 1.3 billion U.S. dollars in 1994 to 2.6 billion in 1996. The pharmaceuticals market grew from 9.7 billion U.S. dollars in 1994 to 14 billion in 1996. Sales of computer software grew, from 560 million U.S. dollars in 1994 to 1.2 billion in 1996. Sales of computers grew from 3.6 billion U.S. dollars in 1994 to 6 billion in 1996. Cosmetics may be a $6 billion industry by the year 2000 according to estimates made by the official Xinhua news agency.

Women's Cosmetic Use       Nationally    Urban
----------------------- ------------- --------
Shampoo                            66       78
Perfumes                           33       46
Hand creams                        31       39
Lipstick                           16       30
Nail polish                         9       18
Source:  Statistics Bureau, Economist
Intelligence Unit(c)  Consumer Marketing in
China, 1996. Reproduced by permission of the
Economist Intelligence Unit, 111 West 57th
Street, New York, New York  10019.

According to a Gallup poll in 1995, most people in China embrace a "work hard, get rich" ethic that they expect to help them buy consumer goods.
Also, just 4% said they subscribed to the collectivist belief in putting one's society first. The same poll of 3,400 Chinese people resulted in a list of things the Chinese planned to buy soon, which included color TVs, VCRs, washing machines, refrigerators, and tape recorders.

China's total retail sales of consumer goods reached almost 300 billion U.S. dollars in 1996 (2460 billion yuan), an increase of over 20% over the prior year (see chart). Sales in urban areas reached $180 billion, and $117 billion in rural areas.

[Bar Chart]

China Consumer Retail Sales

Year   Retail Sales (US$ bn.)
 85             118.781
 86             117.581
 87             137.500
 88             175.672
 89             148.302
 90             138.889
 91             154.419
 92             171.752
 93             209.897
 94             190.031
 95             247.205
 96             296.216

Source:  State Statistics Bureau, Bloomberg


Rising incomes and living standards may be creating the same effect on the diet and food purchases patterns of China's consumers as has been seen in many other countries around the world. Per capita consumption of meat, fruits, vegetables, processed, and convenience foods is increasing. In major urban markets consumers are rapidly adapting to fast foods, convenience foods, and packaged food products.

Generally, the government has less of a hand in the consumer products market than it does in much of China's industrial sector. For example, the government substantially controls electricity, telecommunications, mining, and much of heavy industry. In the consumer sector, 72% of production is coming from non-governmental companies who are freer to produce and advertise the best product possible, while the consumer is allowed to purchase the product he or she wants. As the consumer market is one of the freest sectors in China's economy, the Managing Underwriter believes this is one of the best areas to look for investments.

An investment in the Trust must be made with an understanding of the risks of investing companies within the China region. These risks are substantially different than those associated with an investment in companies within the United States. See "Risk Factors" for a more detailed discussion of these risks. Risks that are unique to the China region and must be considered include:

Political Considerations. An investment in companies within the China region involves substantial uncertainty with respect to political considerations which include, but are not limited to, changes in policies regarding laws or regulations, or the interpretation thereof, taxation, restrictions on currency conversion, the imposition of exchange controls or price controls, or the expropriation of private or foreign business or property interests. While the Chinese government has slowly accepted economic and social reforms in recent years, no assurance can be made that any current trends will continue or that the Chinese government will not revert to more restrictive economic and social policies characteristic of a centrally planned communist government.

Economic Considerations. In the past, the allocation of resources and productivity growth was set forth in plans created by central authorities. Only in recent years has the Chinese government encouraged substantial private economic activity, and there can be no assurance that the government's pursuit of economic reforms will be consistent or effective.

Trade Relations. An increasingly large portion of China's economic activity is export driven and therefore, affected by developments in the economies and trade laws of its principal trading partners.

Tax. In order to encourage foreign investment in China, certain Sino-foreign joint ventures have enjoyed preferential tax treatment in past years. No assurance can be given that the current policy with respect to such preferential treatment will continue.

Currency Conversion and Exchange Rate Risks. As of January 1, 1994, a floating exchange rate system based on market forces was put into place and the Renminbi-U.S. dollar exchange rate became susceptible to movements based on the market. Since that time the exchange rate has remained relatively stable. There is, however, no assurance that the Renminbi will not be subject to devaluation or depreciation or that shortages in the availability of foreign currency will not develop. While Renminbi are not fully convertible into U.S. dollars, Chinese authorities have stated that full convertibility will occur by the year 2000. In addition, the Securities are primarily traded in Hong Kong dollars and the U.S. dollar value of the Securities is subject to fluctuations in that currency.

Legal System. The legal system of China is a civil law system which is based on written statutes and in which decided legal cases have little precedential value. The Chinese government is still in the process of developing a comprehensive system of laws and its legal system is underdeveloped in comparison with the legal system of western countries.

For investors with a tolerance for volatility and uncertainty, and an appropriate long-term investment time horizon, International Assets believes that the Trust may potentially offer an above-average total return through a long-term foreign sector investment opportunity. Even though the impending transfer of Hong Kong to China introduces a new element of uncertainty to the Asian political scene and the short-term prospects for Asian stocks, it is the Managing Underwriter's view that any temporary weakness in stocks of companies within the China region, whether traded in Hong Kong, Shanghai or New York, may offer a significant investment opportunity. Specifically, based on current market conditions, International Assets Advisory Corp. anticipates that:

-Hong Kong's takeover by China, while not without uncertainties, is ultimately liberating politically and economically for China.

- Chinese entrepreneurialism is alive and well. It will be invigorated by the incorporation of Hong Kong.

- Chinese savings rates will remain high.

-Yet, the appetite of the rapidly expanding middle class in China for a vast array of goods and services will grow faster than the overall growth of the Chinese economy.

-Barring some unanticipated surprise, overseas capital will continue to pour into China, effectively lowering local interest rates and driving up the value of local (including Hong Kong) financial assets.

Of course, the realization of these factors depends heavily upon continuation of current trends and the future actions of the Chinese government and there can be no guarantee that these factors will be realized. The Securities, and therefore Units, may be materially adversely affected if any of the above estimates, projects or assumptions are not realized or if the current trends described above do not continue in the future.

Although the portfolio contains securities of companies doing business or traded in the China region, when added to a portfolio of global stocks, the Trust may help to reduce overall portfolio volatility. The Trust is intended to supplement an investment portfolio by helping investors achieve prudent exposure to the growing Chinese consumer sector through an investment in a portfolio of quality growth stocks. The Trust should not be considered as a complete equity investment program and diversification of Trust assets will not eliminate the risk of loss always inherent in an investment in securities. See "Risk Factors." The above information has been provided solely by International Assets Advisory Corp. and has not been independently verified or approved by the Sponsor. The Sponsor makes no representation as to the suitability of an investment in Units.

General. Investors will be subject to taxation on the dividend income received by the Trust and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of the foreign currencies relative to the U.S. dollar will adversely affect the value of the Trust's assets and income and the value of the Units of the Trust. See "Risk Factors."

Investors should note that the above criteria was applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet the above criteria. Should a Security no longer meet the criteria originally established for inclusion in the Trust, such Security will not as a result thereof be removed from the Trust portfolio.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. The Trust may continue to hold Securities even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

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The Trust consists of 14 common stocks of companies that International Assets Advisory Corp. believes have substantial present or future potential opportunities in the China region consumer products and services sector. All of the Equity Securities are listed on a national or foreign securities exchange, the NASDAQ National Market or are traded in the over-the-counter market. Each of the Securities was selected by the Managing Underwriter based upon those factors referred to under "Objectives and Securities Selection" above. The following is a general description of each of the companies included in the Trust.

Amway Asia Pacific Limited. (NYSE Traded). Amway Asia Pacific, based in Hong Kong, is a multi-level direct selling business in the Asia Pacific region. Amway's most ambitious growth market is China, where they are presently selling personal and home care products. Net sales for the first half of fiscal year 1997 were $430 million, $84 million of which came from sales in China.

Founder Hong Kong Limited. (HK Traded). Founder is 46% owned by Peking University and is an established leader in Chinese language software development. Key products are electronic desktop publishing systems used by Chinese newspapers and magazines, sales of personal computers and accessories and systems integration. Founder Ltd. was ranked China's fourth largest P.C. maker in 1996.

Goldlion Holdings (HK Traded). A manufacturer and retailer of men's wear and accessories, Goldlion Holdings has developed its "Goldlion" brand to be one of the premier brands in China. Goldlion Holdings has over 8,000 outlets and department stores in China, and continues to expand. To further capitalize on its brand recognition, the company diversified into the sale and manufacture of cigarettes. In 1996, 68% of total sales came from China and 23% from Hong Kong.

Guangdong Investments (HK Traded). This is the listed investment vehicle ultimately controlled by the Guangdong provincial government. It operates in five divisions, including tours & hotels, retail and wholesale, industrial property and infrastructure. Industrial operations include beer brewing, malt production and leather manufacturing.

Guangdong Kelon Electric Holdings (HK Traded). Kelon is China's largest refrigerator and freezer manufacturer, with production capacity of 1.9 million units per year and growing. Kelon produces over 22 models, including CFC-free refrigerators under the "Rongsbeng" and "Kelon" brandname.
Already having the perception of a leading brand and high quality, Kelon has hired an internationally known advertising agency to help it transition from a regional to national industry leader.

Guangnan Holdings (HK Traded). Guangnan is involved in food importing and exporting, food distribution (being Hong Kong's main supplier of fresh foodstuff) and supermarket operation in China and Hong Kong. Guangnan has been in the food business for over 30 years. All divisions work together, allowing for vertical intergration. Eel farming and roasting (a delicacy in China) is also a significant profit contributor.

Shandong Xinhua Pharmaceutical (HK Traded). SXP is China's leading painkiller and fever reducing medicine maker with an 18% market share in 1996. SXP has a wide range of products, high production volume and efficiency, a well-known brandname and an established distribution network within China. SXP produces 170 types of bulk pharmaceuticals and ready to use preparations, including aspirin, ibuprofen and Dipyrone. SXP is a low-cost producer of caffeine and is expanding production capacity for this popular beverage additive.

Sinocan Holdings (HK Traded). Sinocan is one of the largest producers of three-piece tinplate cans (the cans used for most non-carbonated foods and beverages) in China, while providing expertise in tinplate-processing and printing on containers for food products, drinks, paint and chemicals. Chinese citizens use an average of seven cans per year versus 300 to 400 per annum in Japan or the U.S. Sinocan also makes aerosol spray cans, rectangular cans and 44-gallon drums.

Swire Pacific Holdings (HK Traded). Swire Pacific is a major Hong Kong based conglomerate with operations in aviation, industry and property. Swire Pacific owns minority stakes in airlines Cathay Pacific and Dragonair (which primarily services China). Swire Beverages is one of Coca-Cola's two anchor bottlers for China, also servicing Hong Kong and Taiwan. Swire's Chinese bottling franchise territories contain a total population of 370 million.

Television Broadcasts (HK Traded). Television Broadcasts (TVB) is Hong Kong's leading terrestrial broadcaster, with a market share of over 70% in Hong Kong. Advertising sales is its primary source of income. Parts of southern China already received TVB broadcast and in Guangzhou, TVB captured four of the top five rating shows in that city. TVB also owns valuable film and television library in both the Cantonese and Mandarin languages. TVB is increasingly expected to generate revenues from those wishing to advertise to consumers in the southern China region.

Tingyi Holdings Co. (HK Traded). Tingyi is China's single largest instant noodle producer in China, sold under the well known brand "Master
Kang." Tingyi has over 50 production lines in 5 cities and has diversified into rice cracker, cookies and beverage production to take advantage of its brand name and extensive advertising. Tingyi sold over 3 billion packages of noodles in 1996 and continues to expand capacity.

Vitasoy International Holdings (HK Traded). Vitasoy produces and distributes non-carbonated drinks including VITASOY, a nutritious soybean based soft drink and VITA, a range of juices, teas and water. Vitasoy also makes tofu, pasta and soy-related products. Vitasoy's major market is in Hong Kong but distributes its products in North America and Asia, with mainland China being the primary focus for expansion. Hong Kong factory lines have beverage capacity of 146 million liters per annum, while in Shenzhen, a factory with capacity of 52 million liters per annum is on line and a plant in Shanghai with 50 million liters in annual capacity is scheduled to begin production in 1998.

Want Want Holdings (Singapore Traded). Want Want pioneered the sale of rice crackers in China. Want Want now has six rice cracker plants running 24 hours a day, 7 days a week with total production capacity of 25,200 tons of rice crackers per year. These crackers are sold under the well-known "Want
Want" and "Hot-Kid" brand names. Want Want also produces and is stepping up production of beverages and other snack foods.

Wuxi Little Swan (Shenzhen Traded). Little Swan is China's first and leading manufacturer of fully-automatic washing machines. Consumers prefer fully-automatic washing machines over the older semi-automatic models and its brand "Little Swan" has consistently ranked first among automatic brands. Little Swan sold 808,000 cylindrical tub machines in 1995; all in China. Little Swan has established a national sales and after-sales service network consisting of 11 distribution centers and 18 sales offices to service over 900 wholesalers and retailers.

The Trust consists of (a) the Equity Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and
(c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

Investors should note that the above criteria was applied to the Equity Securities selected by the Managing Underwriter for inclusion in the Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor and Managing Underwriter may continue to sell Units of the Trust even though the Equity Securities would no longer be chosen for deposit into the Trust if the selection process were to be made again at a later time.

RISK FACTORS

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General. An investment in Units of the Trust should be made with an understanding of the risks which an investment in common stocks of foreign issuers entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national or foreign securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor or the Managing Underwriter. The price at which the Equity Securities may be sold to meet redemption, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unitholders will be unable to dispose of any of the Equity Securities in the Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor (who may rely on the Supervisor). In the absence of any such instructions, the Trustee will vote such Securities so as to insure that the Securities are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.

Foreign Equity Risks. Since the Equity Securities consist of securities of foreign issuers (certain of which may be held in American Depositary Receipt form), an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below. Investors should also realize that, although certain Equity Securities are ADRs, all foreign issuers which operate internationally are subject to currency risks.

On the basis of the best information available at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all of the Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by the Trust will generally be effected only in foreign securities markets. Although the Managing Underwriter does not believe that the Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.


China Region. Investment in securities issued by companies organized, doing business or traded in China or its territorial possessions involves risks not typically associated with investments in securities of U.S. companies. See "Foreign Equity Risks" above. For many centuries, the economy of the People's Republic of China was largely closed by geography as well as by government policy. Large-scale foreign investment in China's economy began during the middle of the 19th century and was curtailed after 1949 when the Communist government barred foreign investment. Political and economic structures in China are undergoing significant evolution and rapid development and may lack the social, political and economic stability characteristics of the United States. In 1978, China began implementing an economic reform program in an effort to revitalize the economy and improve the standard of living. Since that time, the Chinese government's economic policies have allowed for an increasing degree of liberalization from a centrally-planned economy to a more market-oriented economy. In October 1992, the National People's Congress called for a "socialist market economy" in which full reign should be given to market forces with the government limiting its role to setting and implementing broad macro-economic policies. As part of the economic reforms, managers of enterprises have been granted more decision-making powers and responsibilities in relation to matters such as production, marketing, use of funds, and employment and disciplining of staff. Economic reform in China, designed to replace Communist style central planning, has proceeded largely by trial and error aimed at achieving the fastest possible change with the minimum social dislocation. The reform process has not always been even, however, it has generally proceeded in a direction toward increased openness and decentralization of economic decision-making. While there is a broad base of support for these reforms, there can be no assurance that current or future reforms in economic, trade and investment policies will be successful. Despite recent reforms, the Chinese Communist Party continues to play the leading role in formulating policy and selecting and providing personnel at all levels of government. In addition, a significant portion of China's output continues to be derived from state-owned enterprises and, therefore, the Chinese government maintains control over a significant range of products, including the production obligations and prices of such products. Of course, there can be no assurance that reform efforts will be successful and in certain economies, such as the former Soviet-bloc countries, reform efforts have experienced difficulties.

The development of China's economy has been characterized by the adoption, since 1953, of Five Year Plans and Twenty Year Plans carried out under the supervision of the State Planning Commission which reports to the State Council, China's highest executive body (the National People''s Congress is the highest authority and law-making body). The current Twenty Year Plan (1981-2000) calls for an average growth in GNP over the period of 7%. One objective of the current Ninth Five Year Plan for 1996-2000 is for China's output to grow at an average annual rate of about 8%. From 1980 to 1990, China had an average GNP growth rate of approximately 9%. Achievement of the growth rate objective could depend on actions designed to slow the growth if it exceeds the 8% objective. The current plan also calls for the establishment of an economic structure consistent with a socialist planned economy based on public ownership and market regulation. In addition, emphasis is placed on further opening of China to the outside world by expanding economic and technological exchanges with other countries. The plan also seeks to relieve supply problems which have arisen from rapid growth during the 1980s and to allocate resources to the priority areas of agriculture, energy, transportation, telecommunications and basic materials industries. There can be no assurance that the objectives of the current plan will be achieved.

The value and liquidity of the Securities may be affected favorably or unfavorably by political, economic, fiscal, regulatory or other developments in the China region or neighboring regions. The extent of economic development, political stability and market depth of different countries in the China region varies widely. In general, fewer securities are available for trading and the trading volume on stock exchanges in the China region are lighter than for stock exchanges in the U.S. and the market capitalization of individual issuers and the market as a whole is smaller. Moreover, foreigners investing in China region securities markets, such as the Trust, may be subject to investment restrictions that restrict the availability of securities to foreigners in such markets, which can lead to higher investment costs for foreigners.

China is comparatively underdeveloped when compared to other countries. An investment in Units involves greater potential for gain or loss than investments in securities of issuers in more developed countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The Trust will likely be particularly sensitive to changes in China's economy as the result of a reversal of economic liberalization, political unrest or changes in China's trading status. China currently enjoys most favored nation status from the United States, which is subject to annual review by the President of the United States and Congress. Revocation of most favored nation status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Securities.

Certain China region stock markets are undergoing a period of growth and change which may result in trading volatility and difficulties in the settlement and recording of transactions, and in interpreting and applying the relevant law and regulations. In particular, the securities industry in China is not well developed. China does not have a comprehensive system of laws, although substantial changes have occurred in this regard in recent years. The corporate form of organization has only recently been permitted in China and national regulations governing corporations were introduced only in May 1992. Prior to the introduction of such regulations Shanghai had adopted a set of corporate regulations applicable to corporations located or listed in Shanghai, and the relationship between the two sets of regulations is not clear. Consequently, until a firmer legal basis is provided, even such fundamental corporate law principles as the limited liability status of Chinese issuers and their authority to issue shares remain open to question. China has no securities laws of national applicability. The existing national code of regulations is new, and provisional only. The municipal securities regulations adopted by Shanghai and Shenzhen municipalities are also new, as are their respective securities exchanges. The regulatory roles of the China Securities Regulatory Commission and the two municipal governments are not well-established. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities.

While certain of the Securities are principally traded on the Shenzhen (China), Singapore or New York Stock Exchanges, the majority of the Securities are principally traded, and many issuers are located, in Hong Kong. Accordingly, an investment in Units should be made with an understanding of the risks associated with investing in Hong Kong. Hong Kong, established as a British colony in the 1840s, is currently ruled by the British Government through an appointed Governor. Hong Kong will revert to Chinese sovereignty effective July 1, 1997 with Hong Kong becoming a Special Administrative Region ("SAR" ) of China. The current Hong Kong government generally follows a laissez-faire policy towards industry. There are currently no major import, export or foreign exchange restrictions. At the present time, regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Legislation has been enacted in Hong Kong that will extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National People's Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government will be terminated on June 30, 1997. It is expected that such bodies will be subsequently reconstituted in accordance with China's interpretation of the Basic Law. The future leadership of Hong Kong has stated that current freedoms will be maintained, however, changes to certain civil liberties have been proposed. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. It is impossible to predict the level of market liquidity or volatility which may occur after the reversion to sovereignty, both of which may negatively impact the value of the Units.

Securities prices on the Hong Kong Stock Exchange (the "HKSE" ) can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, in 1989, the Hang Seng Index (a primary stock market index in Hong Kong) dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock market. During 1994, the Hang Seng Index lost approximately 31% of its value. Following Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed in Hong Kong, thereby changing the composition of the stock market. The HKSE is currently regulated by the Hong Kong Securities and Futures Commission ("HKSFC" ), which was established in May 1989 as an autonomous statutory body external to the civil service. The HKSFC administers securities laws and ordinances governing the protection of investors, disclosure of interests and insider transactions. In addition, the HKSE promulgates its own rules governing share trading and disclosure of information to shareholders and investors. There can be no assurance that the current regulatory scheme will be maintained after Hong Kong's reversion to China.


Exchange Rates. The Trust is concentrated in Equity Securities that are principally traded in foreign currencies (primarily in Hong Kong dollars) and as such involves investment risks that are substantially different from an investment in a fund which invests in securities that are traded only in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the related foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. The following table sets forth the range of fluctuation of the equivalent U.S. dollar rates of exchange for the Hong Kong dollar:


FOREIGN EXCHANGE RATES
Range of Fluctuations in Foreign Currencies

Annual Period     Hong Kong/U.S. Dollar
----------------- ------------------------
1987                           7.751-7.822
1988                           7.764-7.912
1989                           7.775-7.817
1990                           7.740-7.817
1991                           7.716-7.803
1992                           7.697-7.781
1993                           7.722-7.766
1994                           7.723-7.750
1995                           7.726-7.763
1996                           7.724-7.742
1997 thru 5/31                 7.735-7.750

Source:  Bloomberg L.P.


The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate the current exchange rate for the appropriate foreign currencies based on activity in the related currency exchange market. However, since this market may be volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Consumer Products Companies. The Trust is concentrated in issuers within the consumer products industry. A portfolio concentrated in a single industry may present more risk than a portfolio of more broadly diversified investments. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers in the consumer products industry because any negative impact on the consumer products industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the risks inherent in the consumer products industry.

Investment in securities issued by consumer products companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. Various factors such as recession and any related tightening of consumer credit and spending may have a continued adverse effect on the industry. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and their effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Investment tin stocks of the food and beverage industry, including manufacturers of packaged foods, processors of agricultural products, beverage companies and food distributors, should be made with an understanding of the many factors that may have an adverse impact on the value of the stocks of these companies and their ability to pay dividends. These factors include the sensitivity of revenues, earnings, and prices of agricultural commodities, fluctuations in the cost of other raw materials such as packaging, and the effects of inflation on pricing flexibility. The revenues and earnings of these companies can also be affected by extensive competition that can result in lost sales or in lower margins resulting from efforts to maintain market share. Food and beverage companies may also be subject to regulation under various laws. Costs associated with complying with changing regulatory restrictions, such as food labelling requirements, could adversely affect earnings. Food and beverage companies are also becoming increasingly exposed to risks associated with international operation, including foreign currency fluctuations and future political and economic developments in other countries. Other risk factors include potential deterioration in financial condition resulting from litigation related to product liability, accidents, or trademark or patent disputes; unfunded pension liability; changing accounting standards and leveraged buyouts, takeovers, or recapitalizations.

TAXATION

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General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes.


In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is received by the Trust.


2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option" ).

3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.


4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the " trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.


Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.


Dividends Received Deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.


If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Securities represented by a Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisers with regard to any such constructive sale rules.


Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distribution by a Trust (other than those that are not treated as United States source income, if any) will generally not be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Investors should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign county. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.


It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Legislative proposals have been made which would impose a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.


At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Kroll & Tract LLP, special counsel to the Fund for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

The tax discussion set forth above is a summary included for general informational purposes only. In view of the individual nature of tax consequences, each Unitholder is advised to consult his own tax adviser with respect to the specific tax consequences of being a Unitholder of the Trust and the exercise or expiration of the rights, including the effect and applicability of state, local, foreign, and other tax laws and the possible effects of changes in federal, foreign or other tax laws.

TRUST OPERATING EXPENSES

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Initial Costs. All costs and expenses incurred in creating and establishing the Trust, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees of an evaluator and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.


Compensation of Sponsor, Evaluator and Supervisor. The Sponsor will not receive any fees in connection with its activities relating to the Trust. Global Assets Advisors, Inc. will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial Information" , for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to unit investment trusts for which the Supervisor acts as principal underwriter and provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Trust the annual per Unit evaluation fee, payable in monthly installments, set forth under "Summary of Essential Financial Information" (which is based on the number of Units of the Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units of the Trust outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Managing Underwriter will receive sales commissions and the Managing Underwriter may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Managing Underwriter Compensation" .



Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of the Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation) and, in connection with certain Equity Securities held in sub-custodian accounts, the additional amounts set forth in footnote (8) in the "Summary of Essential Financial Information" . The Trustee's fees are payable as described under "General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing to the Trust and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."


Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) accrual of costs associated with liquidating securities and (i) expenditures incurred in contacting Unitholders upon termination of the Trust. The expenses set forth herein are payable as described under "General" below.

General. All of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis as of the tenth day of each month. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."

PUBLIC OFFERING

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General. Units are offered at the Public Offering Price. The Public Offering Price is based on the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge for the Trust of 5.5% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.30 per Unit). The monthly deferred sales charge ($0.05 per Unit) will begin accruing on a daily basis on December 24, 1997 and will continue to accrue through June 23, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing January 24, 1998 and will be charged on the 24th day of each month thereafter through June 24, 1998. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trust on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 5.5% of the Public Offering Price (5.820% of the aggregate value of the Securities in the Trust less the deferred sales charge). The sales charge for secondary market transactions is described under "Offering Price" below. The aggregate underlying value of the Securities is based on the U.S. dollar value of the Foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions. The sales charge applicable to quantity purchases is, during the initial offering period and secondary market, reduced on a graduated basis to any person acquiring 10,000 or more Units as follows:

Aggregate Number of Units
Purchased                        Percentage Sales Charge Reduction Per Unit
-------------------------------- ------------------------------------------------
10,000-24,999                     .60%
25,000-49,999                     .90
50,000-99,999                     1.30
100,000 or more                   2.10

The sales charge reduction will primarily be the responsibility of the selling Managing Underwriter, broker, dealer or agent. A Unitholder who purchases additional Units of the Trust may obtain a reduced sales charge through a right of accumulation on current purchases of Units. The applicable sales charge on such additional purchases will be determined based on the total of
(a) the number of Units currently purchased plus (b) the total number of Units previously purchased. The following purchases may be aggregated for purposes of determining the total number of Units purchased: (i) individual purchases on behalf of a single purchaser, the purchaser's spouse and the purchaser's children under the age of 21 years; (ii) purchases made by clients of same registered investment advisor; (iii) purchases in connection with an employee benefits plan exclusively for the benefit of such individuals, such as an IRA, individual plan under Internal Revenue Code section 403(b) or a single-participant Keogh-type plan; (iv) purchases made by a company controlled by such individuals.

Registered representatives of the Managing Underwriter may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The aggregate underlying value of the Securities is based on the U.S. dollar value of the Foreign Securities computed on the basis of the offering side or bid side value of the related currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market, respectively.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in the Trust an amount equal to the difference between the maximum total sales charge of 5.5% of the Public Offering Price and the maximum deferred sales charge ($0.30 per Unit) and dividing the sum so obtained by the number of Units in the Trust outstanding. The Public Offering Price shall include the proportionate share of any cash held in the Income and Capital Accounts in the Trust. This computation produced a gross underwriting profit equal to 5.5% of the Public Offering Price. Such price determination as of the close of the relevant stock market on the date set forth under "Summary of Essential Financial Information" was made on the basis of an evaluation of the Securities in the Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day (except as stated below) will appraise or cause to be appraised the value of the underlying Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to 4:00 a.m. New York time on each such day. Orders received by the Trustee or Managing Underwriter for purchases, sales or redemptions after 4:00 a.m. New York time, or on a day which is not a business day for the Trust, will be held until the next determination of price. No such evaluation shall be made on any date on which Securities representing greater than 33% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed price). Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge for the Trust of 5.5% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.30 per Unit) and will be assessed a deferred sales charge of $0.05 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--general" . The Managing Underwriter currently does not intend to maintain a secondary market after December 23, 2003. Commencing on June 24, 1998 the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 5.0% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent June 24, to a minimum sales charge of 3.0%.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The value of the Equity Securities during the initial offering period is based on the U.S. dollar value of the Foreign Securities computed on the basis of the offering side value of the currency exchange rate as of the Evaluation Time.

In offering the Units to the public, neither, the Managing Underwriter nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Managing Underwriter, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to any broker, dealer or bank at prices which represent a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.30% of the Public Offering Price. Volume concessions or agency commissions of an additional .40% of the Public Offering Price will be given to any broker, dealer or bank who purchases from the Managing Underwriter at least $100,000 on the Initial Date of Deposit. Resale of Units of the Trust by such Managing Underwriter, dealers and others to the public will be made at the Public Offering Price described in the then current prospectus.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 500 Units (100 Units for a tax-sheltered retirement plan). The Managing Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor and Managing Underwriter Compensation. The Managing Underwriter will receive the gross sales commission equal to 5.5% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the Managing Underwriter or the selling dealer or agent. The Sponsor will receive from the Managing Underwriter the excess of such gross sales commission over the Managing Underwriter's discount. The Managing Underwriter will be allowed a discount in connection with the distribution of Units of (a) 4.0% per Unit for sales up to $10,000,000 and (b) 4.2% per Unit for sales in excess of $10,000,000.

In addition, the Managing Underwriter will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Managing Underwriter and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio." The Sponsor and Managing Underwriter have not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Managing Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Managing Underwriter.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor or Managing Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or the Managing Underwriter's business and may be deemed to be a benefit to the Sponsor or Managing Underwriter, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Managing Underwriter currently intends to maintain a secondary market for Units of the Trust. In so maintaining a market, the Managing Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Managing Underwriter or Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Managing Underwriter currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). The aggregate underlying value of the Foreign Securities is computed on the basis of the bid side value of the related currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is 100 Units.

RIGHTS OF UNITHOLDERS

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Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be evidenced by certificates. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of the Trust. Dividends with respect to the Foreign Securities to be credited to such accounts are first converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the Trust and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the tenth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses" ).
The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities will be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders of the Trust may elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in additional Units of the Trust subject to the remaining deferred sales charge payments due on Units, if any, pursuant to the "Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option may do so through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the available Automatic Reinvestment Option CUSIP. If a broker or dealer decides to continue to utilize the Dividend Reinvestment Service through the Depository Trust Company, the broker or dealer must have access to a PTS terminal equipped with the Elective Dividend System function (EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . The second option available is to purchase the appropriate CUSIP for automatic reinvestment. To participate in the reinvestment plan, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to participate in the reinvestment plan will apply to all Units of the Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Managing Underwriter only (see "Public Offering--Public Market" ). If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made subject to any remaining deferred sales charge based on the net asset value for Units of the Trust as of the Evaluation Time on the related Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of the Trust and will send such Unitholder a statement reflecting the reinvestment.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Managing Underwriter and Sponsor shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of the Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of the Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of the Trust, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and converted into U.S. dollars as of the Evaluation Time set forth under " Summary of Essential Financial Information" . The "date of tender" is deemed to be the date of the next computation of the net asset value per Unit after Units are received by the Trustee for redemption. No such computation shall be made on any day on which Securities representing greater than 33% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed price). Foreign securities exchanges are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Foreign Securities will continue to trade on those days and thus the value of the Trust may be significantly affected on days when a Unitholder cannot sell or redeem his Units.

The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of the Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust (net of applicable commissions, exchange fees and stamp taxes). On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Equity Securities of the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities in the secondary market is based on the aggregate value of the Foreign Securities computed on the basis of the bid side value of the applicable currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

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Managing Underwriter Purchases of Units. The Trustee shall notify the Managing Underwriter of any Units tendered for redemption. If the Managing Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Managing Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Managing Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Managing Underwriter which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement does provide that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding, or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in " Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Managing Underwriter or the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the
Sponsor     and/or the Managing Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts of the Trust.

Within 60 days after the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


Managing Underwriter and Supervisor. International Assets Advisory Corporation ("IAAC" ), the Managing Underwriter for the Trust, is a full-service securities brokerage firm specializing in global investing. IAAC was formed as a Florida corporation in 1981 and registered as a broker/dealer in 1982. The firm has focused on the sale of global debt and equity securities to its clients. IAAC has developed an experienced team specializing in the selection, research, trading, currency exchange and execution of individual equity and fixed-income products on a global basis. Members of this team are also affiliated with Global Assets Advisors, Inc. and have many years of experience in the global marketplace. Global Assets Advisors, Inc., is the Supervisor and provides research and portfolio supervisory services for the Trust. Global Assets Advisors is a wholly-owned subsidiary of International Assets Holding Corporation and a related corporation of IAAC. The principal offices of IAAC and Global Assets Advisors are located at 250 Park Avenue South, Suite 200, Winter Park, Florida 32789. The telephone number is (800) 432-0000.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Group Inc.

On May 31, 1997, Morgan Stanley Group Inc. merged with and into Dean Witter, Discover & Co. to create Morgan Stanley, Dean Witter, Discover & Co. (" MSDWD" ), a global financial services firm with a market capitalization of more than $21 billion. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management and fiduciary advice.


Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco and Seattle. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


As of March 31, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $58.45 billion of investment products, of which over $11.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $47 billion of assets, consisting of $29.23 billion for 59 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $13.4 billion for 37 closed-end funds and $4.97 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.


If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Kroll & Tract LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 63 (China Consumer Opportunity Trust, Series 1):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 63 (China Consumer Opportunity Trust, Series 1) as of June 24, 1997. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 63 (China Consumer Opportunity Trust, Series
1) as of June 24, 1997, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Chicago, Illinois
June 24, 1997


CHINA CONSUMER OPPORTUNITY TRUST, SERIES 1
STATEMENT OF CONDITION
As of June 24, 1997

Investment in Securities:

Contracts to purchase securities <F1>.......... $   144,764
                                                -----------
 ............................................... $   144,764
                                                ===========
Liabilities and Interest of Unitholders:
Liabilities--..................................
Deferred sales charge liability <F2>........... $     4,500
Interest of Unitholders-- .....................
Cost to investors <F3>.........................     148,350
Less: Gross underwriting commission <F3><F4>...       8,086
                                                -----------
Net interest to Unitholders <F3>...............     140,264
                                                -----------
Total.......................................... $   144,764
                                                ===========

----------

<F1>The aggregate value of the Securities listed under "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under " Public Offering--Offering Price" . The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $144,764 which has been deposited with the Trustee.


<F2>Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering" .

<F3>The aggregate public offering price and the aggregate sales charge of 5.5% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Managing Underwriter Compensation" and assume all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Assumes the maximum sales charge.


CHINA CONSUMER OPPORTUNITY TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 63)
as of the Initial Date of Deposit: June 24, 1997

                                                                  Estimated
                                                                  Annual
 Number                                                           Dividends  Cost of
 of                                              Market Value     per Share  Securities
 Shares     Name of Issuer<F1>                   per Share <F2>   <F2>       to Trust <F2>
 ---------- ------------------------------------ ---------------- ---------- --------------
#       228 Amway Asia Pacific Ltd.              $        44.750  $   0.880  $    10,203.00
     16,000 Founder Hong Kong Limited                      0.646      0.010       10,329.64
     20,000 Goldlion Holdings                              0.529      0.023       10,587.89
      8,000 Guangdong Investments                          1.375      0.012       11,001.07
     11,000 Guangdong Kelon Electric Holdings              0.981      0.013       10,794.48
      6,000 Guangnan Holdings                              1.459      0.016        8,754.37
     26,000 Shandong Xinhua Pharmaceutical                 0.381      0.001        9,903.55
     26,000 Sinocan Holdings                               0.426      0.012       11,078.54
      7,500 Swire Pacific Holdings B Shares                1.517      0.046       11,378.75
      2,000 Television Broadcasts                          4.519      0.103        9,038.44
     40,000 Tingyi Holdings Co.                            0.256      0.000       10,226.35
     28,000 Vitasoy International Holdings                 0.365      0.012       10,213.44
      3,000 Want Want Holdings                             3.400      0.000       10,200.00
      7,000 Wuxi Little Swan                               1.579      0.000       11,054.01
    200,728                                                                  $   144,763.53
 ==========                                                                  ==============


NOTES TO PORTFOLIO

--------------------------------------------------------------------------

<F1>All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on June 23, 1997 and are expected to settle on June 25, 1997, June 27, 1997 and July 1, 1997. (see " The Trust" ).

<F2>The market value of each of the Equity Securities is based on the closing sale price of each Security (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time and includes the costs associated with acquiring the Foreign Securities) on the day prior to the Initial Date of Deposit. Estimated annual dividends are based on the most recently declared dividends or on the most recent interim and final dividend's declared taking into consideration any applicable foreign withholding tax (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time). The aggregate value of the Securities on the day prior to the Initial Date of Deposit (based on the closing sale or bid price of each Security and, for the Foreign Securities, converted into U.S. dollars at the bid side of the related currency exchange rate at the Evaluation Time reduced by the costs of liquidating such Securities) was $144,747. This is the basis on which the Redemption Price per Unit will be determined. The ask price of the applicable Securities and the offer side exchange rates of the Foreign Securities (the basis on which the Public
Offering Price per Unit will be determined during the initial offering period) is greater than the related bid side values. Other information regarding the Securities in the Trust, as of the Initial Date of Deposit (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time on the day prior to the Initial Date of Deposit), is as follows:

  Cost To
  Managing                                                 Profit (Loss) To        Aggregate  Estimated
  Underwriter                                              Managing Underwriter    Annual Dividends
  -------------------------------------------------------  ----------------------- -------------------------
  $144,888                                                 $(124)                  $2,395


A Security marked by "#" indicates a U.S. dollar denominated foreign common stock listed on the New York

Stock Exchange.

An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trust. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or the Managing Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                       Page
Summary of Essential Financial
Information                                    3
Fee Table                                      5
The Trust                                      6
Trust Portfolio                               12
Risk Factors                                  14
Taxation                                      21
Trust Operating Expenses                      24
Public Offering                               25
Rights of Unitholders                         28
Trust Administration                          32
Other Matters                                 36
Report of Independent Certified Public
Accountants                                   36
Statement of Condition                        37
Portfolio                                     38
Notes to Portfolio                            39

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

June 24, 1997

CHINA CONSUMER
OPPORTUNITY TRUST, SERIES 1

Van Kampen American Capital
Equity Opportunity Trust, Series 63

International Assets Advisory Corp.

250 Park Avenue South
Suite 200
Winter Park, Florida 32789

Please retain this Prospectus for future reference.



     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1    Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1    Consent of Interactive Data Corporation.

4.2    Consent of Independent Certified Public Acountants.

EX-27  Financial Data Schedule.



                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 63, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 4 and Series 7, and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14 and Series 57 for purposes of the representations required by Rule 487 and represents the following:
(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 63 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 24th day of June, 1997.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 63

                                    By Van Kampen American Capital
                                       Distributors, Inc.

                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on June 24, 1997.

  Signature              Title

Don G. Powell          Chairman and Chief Executive  )
                       Officer                       )

William R. Rybak       Senior Vice President and     )
                       Chief Financial Officer       )

Ronald A. Nyberg       Director                      )

William R. Molinari    Director                      )

Sandra A. Waterworth   (Attorney-in-fact*)



*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.